UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

February 29, 2024

Commission File Number 001-10306

NatWest Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Index of Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement between NatWest Group plc and NatWest Markets Securities Inc., dated as of February 26, 2024.
1.2	Pricing Agreement between NatWest Group plc and NatWest Markets Securities Inc., dated as of February 26, 2024.
4.1	Amended and Restated Indenture between NatWest Group plc, as issuer, and The Bank of New York Mellon, as trustee, dated as of December 13, 2017 (incorporated herein by reference to Exhibit 4.3 of the Registrant’s Registration Statement on Form F-3 (File No. 333-261837) filed with the Commission on December 22, 2021, and the pre-effective amendment no. 1 thereto filed with the Commission on January 10, 2022).
4.2	Thirteenth Supplemental Indenture between NatWest Group plc, as issuer, and The Bank of New York Mellon, as trustee, dated as of February 29, 2024.
4.3	Form of Global Note for the $1,000,000,000 5.583% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2028 and the $1,500,000,000 5.778% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2035 (included in Exhibit 4.2 hereof).
4.4	Form of Global Note for the $300,000,000 Senior Callable Floating Rate Notes due 2028 (included in Exhibit 4.2 hereof).
5.1	Opinion of CMS Cameron McKenna Nabarro Olswang LLP, Scottish legal advisors to NatWest Group plc as to the validity of the $1,000,000,000 5.583% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2028, the $1,500,000,000 5.778% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2035 and $300,000,000 Senior Callable Floating Rate Notes due 2028 of NatWest Group plc, issued on February 29, 2024, as to certain matters of Scots law.
5.2	Opinion of Davis Polk & Wardwell London LLP, U.S. legal advisors to NatWest Group plc as to the validity of the $1,000,000,000 5.583% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2028, the $1,500,000,000 5.778% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2035 and $300,000,000 Senior Callable Floating Rate Notes due 2028 of NatWest Group plc, issued on February 29, 2024, as to certain matters of New York law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date: February 29, 2024	By:	/s/ Dearbhla Kelly
	Name:	Dearbhla Kelly
	Title:	Assistant Secretary